                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           --------------------------

                              CASTLE & COOKE, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   148433105
                      (CUSIP Number of Class of Securities)

                                   Roberta Wieman
                              10900 Wilshire Boulevard
                            Los Angeles, California 90024
                                   (310) 208-6055

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                 March 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 148433105

1        NAME OF REPORTING PERSON
                  David H. Murdock

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                   OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7                 SOLE VOTING POWER
                       4,643,933

8                 SHARED VOTING POWER
                       0

9                 SOLE DISPOSITIVE POWER
                       4,643,933

10                SHARED DISPOSITIVE POWER
                       0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                       4,643,933

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                 [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.0%

14       TYPE OF REPORTING PERSON*
                  IN


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                                  SCHEDULE 13D

CUSIP No. 148433105

1        NAME OF REPORTING PERSON
                  Flexi-Van Leasing, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                   OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7        SOLE VOTING POWER
                  4,643,933

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  4,643,933

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  4,643,933

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.0%

14       TYPE OF REPORTING PERSON*
                  CO


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                                  SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the U.S. Securities and Exchange Commission on or around January 4, 1996 (the "Original Schedule"), and amended on February 12, 1996, by the Reporting Persons, relating to the common stock, no par value ("Shares"), of Castle & Cooke, Inc., a Hawaii corporation ("Issuer"), is amended to furnish the additional information set forth herein. The principal executive offices of the Issuer are located at 10900 Wilshire Boulevard, 16th Floor, Los Angeles, California 90024.


Item 2.  Identity and Background

The Original Schedule was filed by David H. Murdock, Flexi-Van Leasing, Inc. ("Flex Leasing"), Flexi-Van Corporation and Flexi-Van Delaware, Inc. In December 1996, Flexi-Van Corporation and Flexi-Van Delaware, Inc. were merged with and into Flex Leasing, the surviving corporation in the mergers. This Amendment No. 2 to Schedule 13D is filed by David H. Murdock and Flex Leasing. The business address of Mr. Murdock is 10900 Wilshire Boulevard, 16th Floor, Los Angeles, California 90024. The business address of Flex Leasing is 251 Monroe Avenue, Kenilworth, New Jersey 07033.

Mr. Murdock is a Director, Chairman of the Board and Chief Executive Officer of Issuer, which owns, operates and develops residential and commercial real estate and resorts, and of Dole Food Company, Inc. ("Dole"), a producer and marketer of fresh fruit and vegetables, fresh flowers, packaged fruit and nuts.

Mr. Murdock is a Director, Chairman of the Board and Chief Executive Officer of Flex Leasing. Flex Leasing, which is controlled by Mr. Murdock, operates a chassis leasing business.

Mr. Murdock is the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operations with principal offices in Los Angeles, California.

Additional information concerning Mr. Murdock and Flex Leasing, the persons filing this Statement, is set forth in the attached Schedule A.


Item 3.  Source and Amount of Funds and Other Consideration

The Shares which are the subject of this filing were received pursuant to a dividend distribution on December 28, 1995 ("Distribution Date") of all of the Common Stock of Issuer by Dole to Dole's shareholders of record on December 20, 1995 ("Record Date"). Each shareholder of Dole received one share of Issuer's Common Stock for every three shares of Dole common stock owned on the Record Date.


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Item 4.  Purpose of the Transaction

On March 29, 2000, David H. Murdock submitted a proposal to the Board of Directors of Castle & Cooke, Inc. pursuant to which Flex Leasing or another corporation owned by Mr. Murdock would acquire all of the outstanding shares of common stock of Castle & Cooke, Inc. not already owned by David H. Murdock, Flex Leasing, or their affiliates, for $17 per share in cash.

The proposal contemplates the negotiation and execution of a binding agreement, which will contain customary terms and conditions for transactions of this type. David H. Murdock has reserved the right to terminate the proposal if a definitive agreement has not been executed by May 15, 2000. In connection with the proposal, Mr. Murdock has engaged Deutsche Bank to advise on the transaction and has received a "highly confident" letter from Deutsche Bank with respect to the financing necessary to consummate the proposed transaction.

IMPORTANT INFORMATION: A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF CASTLE & COOKE, INC. COMMON STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF CASTLE & COOKE, INC. SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF CASTLE & COOKE, INC. CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF CASTLE & COOKE, INC. MAY ALSO OBTAIN COPIES OF THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING FLEXI-VAN LEASING, INC., WHEN THE DOCUMENTS BECOME AVAILABLE.

This summary of Mr. Murdock's proposal to the Board of Directors of Castle & Cooke, Inc. does not purport to be complete and is qualified in its entirety by reference to the complete text of the proposal letter attached as Exhibit 2 hereto. Attached as Exhibit 3 is a copy of the press release issued by Flex Leasing in connection with the proposal. Exhibits 2 and 3 are incorporated herein by reference.

Based on his continuing evaluation of Castle & Cooke, Inc., alternative investment opportunities and all other factors deemed relevant, Mr. Murdock reserves the right to sell his shares of stock of Castle & Cooke, Inc.


Item 5.  Interest in Securities of the Issuer

As of the close of business on March 29, 2000, Mr. Murdock has beneficial ownership of 4,643,933 (approximately 27.0%) of the outstanding shares of Castle & Cooke, Inc. Common Stock. Of such shares, 4,501,310 shares (approximately 26.2%) are held by Flex Leasing, which is controlled by Mr. Murdock, 115,667 shares (less than 1%) may be acquired by Mr. Murdock through the exercise of stock options which are exercisable within sixty (60) days of March 29, 2000, and 26,956 shares (less than 1%) are owned by Mr. Murdock's sons. As permitted by Rule 13d-4, Mr. Murdock disclaims beneficial ownership within the meaning of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 ("1934 Act") of the 26,956 shares of Castle & Cooke, Inc. Common Stock owned by his sons.

As of the close of business on March 29, 2000, Ms. Roberta Wieman, a Director and Assistant Secretary of Flex Leasing, owns 2,113 shares (less than 1%) of the Common Stock of Castle & Cooke, Inc. and may acquire 24,667 shares (less than 1%) of the Common Stock of Castle & Cooke, Inc. through the exercise of stock options which are exercisable within sixty (60) days of March 29, 2000. Except as specified in this Item 5, none of the persons filing this Statement


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nor to the best of their knowledge the officers or directors or any associate of any of them, owns or had any right to acquire, directly or indirectly, any shares of Castle & Cooke, Inc. Common Stock in the past sixty days. None of the persons filing this Statement, nor to their best knowledge, any of their associates or affiliates has effected any transactions in the Common Stock of Castle & Cooke, Inc. in the past sixty days.

Mr. Murdock makes the investment decisions and directs the voting of proxies relating to the Castle & Cooke, Inc. securities held by Flex Leasing. In view of the investment and voting power vested in him, Mr. Murdock should be deemed a beneficial owner for purposes of Section 13(d) of the 1934 Act of these securities.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain of the shares of the Issuer beneficially owned by Mr. Murdock have been pledged to secure the borrowings under lines of credit with several banks which were entered into in the ordinary course of business. The number of securities pledged may vary from time to time.

Except as discussed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Flex Leasing and Mr. Murdock or to the best of their knowledge, the officers or directors of Flex Leasing or the associates of Flex Leasing and Mr. Murdock or between any of such persons and any other person, with respect to any securities of Issuer.


ITEM 7.  Material to be Filed as Exhibits

1. Agreement to file Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Castle & Cooke, Inc., dated January 4, 1996 among Flexi-Van Corporation, Flexi-Van Leasing, Inc., Flexi-Van Delaware, Inc. and David H. Murdock.*

2. Letter from David H. Murdock to Board of Directors of Castle & Cooke, Inc. dated March 29, 2000

3.       Press Release dated March 29, 2000



* In December 1996, Flexi-Van Corporation and Flexi-Van Delaware, Inc. were merged into Flexi-Van Leasing, Inc., the surviving corporation in such mergers.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2000

Flexi-Van Leasing, Inc.



By: /s/ David H. Murdock
    -------------------------
    David H. Murdock
    Chairman of the Board and
    Chief Executive Officer




By: /s/ David H. Murdock
    -------------------------
    David H. Murdock,
    as an individual



     [Signature Page of the Amendment No. 2 to Schedule 13D with respect to
                              Castle & Cooke, Inc.]



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

                                   SCHEDULE A

                  DAVID H. MURDOCK AND FLEXI-VAN LEASING, INC.

The directors and executive officers of Flexi-Van Leasing, Inc., a Delaware corporation ("Flex Leasing"), their present principal occupations or employments, their citizenship and their business and/or residence addresses are as follows:

Mr. David H. Murdock is a Director, the Chairman of the Board and Chief Executive Officer of Flex Leasing. Mr. Murdock is the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operations with principal offices in Los Angeles, California. He is a Director, the Chairman of the Board and Chief Executive Officer of Dole Food Company, Inc. ("Dole") and of Castle & Cooke, Inc. The business address of Mr. Murdock is 10900 Wilshire Boulevard, Los Angeles, California 90024. Mr. Murdock is a United States citizen.

Mr. David H. Murdock, Jr. is a Director of Flex Leasing. He is owner, Chief Executive Officer and President of JEDCO Associates, Inc., a residential development company. He is also a director of various privately held companies owned by Mr. David H. Murdock. His business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. Mr. Murdock is a United States citizen.

Mr. Justin M. Murdock is a Director of Flex Leasing. His business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. Mr. Murdock is a United States citizen.

Ms. Roberta Wieman is a Director and Assistant Secretary of Flex Leasing. She is also the Vice President and Corporate Secretary of Castle & Cooke, Inc., Vice President of Dole, and an officer and/or director of various privately held companies of Mr. David H. Murdock. Her business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. Ms. Wieman is a United States citizen.

Mr. Scott A. Griswold is Director and Vice President and Treasurer of Flex Leasing. He also serves as an officer and/or director of a number of Mr. David
H. Murdock's privately held companies. Mr. Griswold's business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. Mr Griswold is a United States citizen.

Mr. George M. Elkas is a Director, President and Chief Operating Officer of Flex Leasing. His business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033. Mr. Elkas is a United States citizen.

Mr. William D. Burns is Executive Vice President of Flex Leasing. Mr. Burns, whose business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033, is a United States citizen.

Mr. Bernard J. Vaughan is Senior Vice President, General Counsel and Corporate Secretary of Flex Leasing. Mr. Vaughan, whose business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033, is a United States citizen.

Mr. Jeffrey M. Heck is Vice President, Chief Financial Officer and Assistant Secretary of Flex Leasing. Mr. Heck's business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033. He is a United States citizen.

During the last five years, neither Flex Leasing nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were any of them a party to a


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

civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


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                                 EXHIBIT INDEX



Exhibit
Number                              Description
------                              -----------
   1.             Agreement to file Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Castle &
                  Cooke, Inc., dated January 4, 1996 among Flexi-Van
                  Corporation, Flexi-Van Leasing, Inc., Flexi-Van Delaware, Inc.
                  and David H. Murdock.*

   2.             Letter from David H. Murdock to Board of Directors of Castle &
                  Cooke, Inc. dated March 29, 2000

   3.             Press Release dated March 29, 2000



* In December 1996, Flexi-Van Corporation and Flexi-Van Delaware, Inc. were merged into Flexi-Van Leasing, Inc., the surviving corporation in such mergers.